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                                                  April 27, 2005

VIA EDGAR & HAND DELIVERY

Abby Adams, Esq.
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303


         Re: NATIONAL PROPERTY INVESTORS III, FOX STRATEGIC HOUSING INCOME PROPERTIES CENTURY PROPERTIES FUND XIV, XV, XIX, AND XXII, DAVIDSON INCOME REAL ESTATE LP, AND DAVIDSON GROWTH PLUS LP DRAFT AMENDED SCHEDULE TO-T/13E-3S
                  DATED MARCH 18, 2005
                  SUBMITTED BY AIMCO PROPERTIES LP, ET AL.


Dear Ms. Adams:

         On behalf of AIMCO Properties, L.P. ("AIMCO OP"), we are responding to the Staff's comment letter, dated March 25, 2005, regarding the Tender Offer Statements and Rule 13e-3 Transaction Statements on Schedule TO ("Schedule TO") referred to above. For your convenience, we are providing supplementally a copy of this letter and a copy of the Amended and Restated Offer to Purchase and the Amended and Restated Letter of Transmittal for National Property Investors III ("NPI III"), which have been marked to show proposed changes in response to the Staff's comments dated March 25, 2005. An amendment to the Schedule TO has been filed for each of the partnerships that includes as exhibits an Amended and Restated Offer to Purchase and an Amended and Restated Letter of Transmittal, reflecting the changes in response to the Staff's comment letters dated March 3, 2005 and March 25, 2005. As requested, we have set forth below each of the Staff's comments and AIMCO OP's response to each comment.

GENERAL

     1. Please provide the statements requested in the closing of our March 3, 2005 letter. File the statements in EDGAR as CORRESP. For your convenience, we repeat the information here:

                           We urge all persons who are responsible for the
                  accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


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Securities and Exchange Commission
April 27, 2005
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                           In connection with responding to our comments, please
                  provide, in writing, a statement from the filing persons acknowledging that

                  o the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

                  o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

                  o the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

         RESPONSE: We have filed the statements made in a letter from the filing persons, dated March 18, 2005, on EDGAR as CORRESPONDENCE.

     2. Please tell us your plans for extending the offers and disseminating the revised information.

         RESPONSE: AIMCO OP has extended the expiration date for each of the offers to May 31, 2005 and has filed an amendment to the Schedule TO for each of the partnerships that includes as exhibits the Amended and Restated Offer to Purchase and the Amended and Restated Letter of Transmittal, reflecting the changes in response to the Staff's comment letters dated March 3, 2005 and March 25, 2005. Upon completion of the Staff's review, AIMCO OP intends to disseminate revised offering materials for each of the partnerships.

OFFER TO PURCHASE UNITS OF NATIONAL PROPERTY INVESTORS III

Valuation of Units

     3. We note your response to comment 11. We do not agree with your analysis that the information was not material. Note that revised disclosure in your current offers does not cure any past deficiency. In addition, we note that, in the offer for units of National Property Investors, you estimate the gross property value of the Pinetree Apartments at $5,376,146; however, the revised disclosure indicates that Pinetree Apartments is being held out for sale for $5,100,000. Please tell us why this difference exists.

         In addition, the revised disclosure states that the general partner has committed to sell this property within one year. Please provide us additional information about this commitment. For example, tell us with whom has the general partner made this commitment, why, under what terms, whether the general partner decided not to follow through on this commitment, and, if so, under what circumstances. Also, it appears you should revise the offer to disclose


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Securities and Exchange Commission
April 27, 2005
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         the estimated distribution that would be made to holders of limited partnership interests, on a per unit basis, were this property sold at the price it is listed for sale.

         Finally, you state that all current offers have been revised to disclose any properties currently being held out for sale. Confirm that you have provided all disclosure regarding your plans, as required by
         Item 1006. Also, confirm that you have provided us marked pages of each such revised disclosure.

         RESPONSE: AIMCO OP notes the Staff's disagreement with its materiality analysis in response to comment 11, and supplementally advises the Staff that the failure to disclose the pending sales in the prior tender offers appears to have been an oversight by some former employees, based upon our discussions with them.

         In response to the Staff's comments regarding Pinetree Apartments, AIMCO OP would like to correct its previous supplemental response that Pinetree Apartments has been listed for sale for $5,100,000. Although this property is currently listed for sale, there is no listing or asking price. We have revised the disclosure for NPI III to disclose the current status of the potential sale of this property and to refer to the general partner's "intention" rather than "commitment" to sell it within one year.

         In addition, AIMCO OP supplementally advises the Staff that the general partners of Century Properties Fund XIX ("CPF XIX") and Century Properties Growth Fund XXII ("CPGF XXII") have listed for sale (with no specified price) Misty Woods Apartments and Four Winds Apartments, respectively. We have revised the disclosure for CPF XIX and CPGF XXII to disclose the current status of these potential sales. We have also revised the disclosure for the following partnerships and properties to disclose the general partner's current intention regarding such properties: (1) CPF XIX - Sands Point Apartments; (2) CPGF XXII - Promontory Point and Wood Creek Apartments; and (3) Davidson Income Real Estate, L.P. ("DIRE") - Lakeside Apartments.

         AIMCO OP confirms that it has provided all disclosure regarding its plans as required by Item 1006(c) of Regulation M-A, and that it has supplementally provided a blackline copy of the changed pages under "Special Factors - Future Plans of the Purchaser" and "The Offer -
         Section 8. Certain Information Concerning Your Partnership - Investment Objectives and Policies; Sale or Financing of Investments" of the Offer to Purchase for each of CPF XIX, CPGF XXII, DIRE, and NPI III, which has been marked to show such revised disclosure against the version previously filed. In addition, we have made corresponding revisions to the disclosure under "Risk Factors" and "Special Factors - Valuation of Units," which are reflected in the Amended and Restated Offer to Purchase for each of CPF XIX, CPGF XXII, DIRE, and NPI III.

Background and Reasons for the Offer

     4. We note your response to comment 14. What consideration have you given to disclosing the number of prior tender offers you have conducted for the units of the same partnership?


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Securities and Exchange Commission
April 27, 2005
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         RESPONSE: We note the Staff's comment and have revised the disclosure to disclose the number of prior tender offers AIMCO OP has conducted for the units of the same partnership.

     5. We note your response to comment 16. It appears you should revise the response to Item 1002(f) and Item 1014 of Regulation M-A to disclose and address the purchase price paid to unit holders for the 86 units you have purchased since your last tender offer.

         RESPONSE: We have revised the disclosure in response to this comment.

Position of the General Partner of Your Partnership with Respect to the Offer

     6. We note the response to comment 18. You cite the fact that this offer is higher than your prior tender offers as a positive factor. It appears that you should revise this factor to briefly discuss the fact that your most recent prior offer did not take into account the fact that the general partner was in the process of selling one partnership property, and, as you disclose, if you had based [y]our offer price on the actual sale price of Summerwalk Apartments instead of [y]our estimate of its gross property value, [you] estimate that [y]our offer price would have been, $245.36, which is 59.4% higher than [y]our prior offer price of $153.85.

         RESPONSE: We have revised the disclosure in response to this comment.

Source of Funds

     7. We note the revised disclosure in response to comment 23, that you intend to acquire additional units in 8 other partnerships by tender offer and in 7 other partnerships by merger. Identify the partnerships involved in the merger transactions, the timing for the merger transactions and whether these transactions are also Rule 13e-3 transactions.

         RESPONSE: We supplementally advise the Staff that the seven partnerships involved in the mergers are Beach-Oxford Associates Limited Partnership, Lake Ridge-Oxford Associates Limited Partnership, Nashua-Oxford-Bay Associates Limited Partnership, Newport-Oxford Associates Limited Partnership, Oxford-Columbia Associates, Minneapolis Associates Limited Partnership, and Minneapolis Associates II Limited Partnership. None of these partnerships are subject to the reporting requirements under the Securities Exchange Act of 1934 and, therefore, the mergers are not Rule 13e-3 transactions. Information statements regarding the mergers were mailed to limited partners on or about March 11, 2005. AIMCO OP has completed five of the merger transactions and expects to complete the remaining two merger transactions by the end of May 2005, subject to obtaining the requisite consents.

Letter of Transmittal

     8. We note your response to comment 24 and will examine the letter of transmittal when it is provided.


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Securities and Exchange Commission
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         RESPONSE: We note the Staff's comment 24 and have supplementally provided a copy of the Amended and Restated Letter of Transmittal for NPI III, marked to show changes. In addition, an amendment to the Schedule TO for each of the partnerships has been filed that includes an Amended and Restated Letter of Transmittal.

Schedule TO-T/13E-3 filed with respect to Century Properties Growth Fund XXII and XIX

     9. We note your response to comment 27. Revise the Schedule TO-T/13E-3 and the disclosure document to provide the information in your supplemental response.

         RESPONSE: The Schedule TO and Offer to Purchase for each of CPF XIX and CPGF XXII have been revised and filed with the Commission.

     10. It appears you should revise the offer, and particularly the fairness determination, to address the tender offer that commenced March 24, 2005 for interests in Century Property Growth Fund XIX at $300 per unit.

         RESPONSE: We supplementally advise the Staff that AIMCO OP has increased its offer price for interests in CPF XIX to $300 per unit. In addition, AIMCO OP supplementally advises the Staff that it has learned of a "mini-tender offer" by the same offeror for interests in CPF XV for $99 per unit in cash commenced on February 25, 2005 and a "mini-tender offer" by CMG Partners, LLC for interests in Davidson Growth Plus, L.P. ("DGP") for $190 per unit in cash commenced in April 2005. AIMCO OP has increased its offer price for interests in CPF XV to $99 per unit. AIMCO OP has issued a press release and mailed a letter to limited partners of CPF XIX and CPF V announcing the increase in its offer price, and has also filed an amendment to the Schedule TO for each of CPF XIX and CPF XV that includes as exhibits the press release and letter to limited partners. In addition, AIMCO OP has revised the disclosure for DGP to address the "mini-tender offer" by CMG Partners, LLC.

         In addition, we supplementally advise the Staff that, in connection with the refinancing of certain properties of CPF XIX and DIRE in 2003, the lenders obtained appraisals from an independent appraiser with respect to such properties, copies of which were provided to AIMCO OP. AIMCO OP is in the process of obtaining the requisite consents to disclosure and filing of the appraisals. Upon obtaining such consents, AIMCO OP intends to file an amendment to the applicable Schedule TO to provide disclosure consistent with the requirements of Item 1015 of Regulation M-A. AIMCO OP has revised the Offer to Purchase for each of CPF XIX and DIRE, however, to disclose the existence of the appraisals, the date of the appraisals and the appraised value for the properties.


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Securities and Exchange Commission
April 27, 2005
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         We would appreciate your prompt attention to this letter. Please do not hesitate to contact the undersigned at (213) 687-5527 or Jonathan Friedman at
(213) 687-5396 if you have any questions or comments regarding this letter or the revised Schedule TOs.


                                             Very truly yours,

                                             /s/ Jonathan Ko

                                             Jonathan Ko


cc: Daniel L. Jablonsky, Esq. - Securities and Exchange Commission, Division of Enforcement
         Martha Long - Apartment Investment and Management Company
         Miles Cortez, Esq. - Apartment Investment and Management Company Joseph Coco, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP Jonathan Friedman, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP